Exhibit 99.1
ICON Announces Appointment of Chief Operating Officer
Dublin, Ireland – 18 December 2024 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organisation, today announced the appointment of Barry Balfe as Chief Operating Officer (COO).
Barry is a long-tenured ICON employee with over 20 years of service and brings extensive leadership experience and capability to the role of COO. He has held a number of leadership roles across both full service and functional solutions at ICON and has very successfully supported the growth of new and existing customer partnerships. His strong focus and track record on operational excellence, quality & delivery will enable the company to deliver greater value to our customers and further enhance our strategy to become the healthcare intelligence partner of choice in the industry.
Barry will continue to report to ICON’s Chief Executive Officer, Steve Cutler.
“Barry is a vastly experienced leader and has a very strong reputation across the industry,” said Steve Cutler, ICON’s CEO. “He has successfully led our largest division over the past number of years, creating and sustaining strategic partnerships with customers that have been key to our growth trajectory as a company. I look forward to working closely with Barry to drive further growth across the organisation, as we create value for our customers in delivering their clinical development programs more efficiently.”
“It is a privilege to serve as ICON’s Chief Operating Officer,” said Barry Balfe. “I look forward to working with all of our dedicated colleagues around the world as we continue to drive superior innovation, execution and delivery for customers and for patients.”
About ICON plc
ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 42,250 employees in 106 locations in 55 countries as at September 30, 2024. For further information about ICON, visit: www.iconplc.com.
This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc
Contact:
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F